Amended and Restated Pricing Supplement No. 1 dated June 9, 2005 (to Prospectus dated January 5, 2005 and Prospectus Supplement dated June 9, 2005)	Filed under Rule 424(b)(3) File No. 333-107132

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount:	NZ$300,000,000	Floating Rate Notes:	☐	Fixed Rate Notes:	☒

Original Issue Date:	June 23, 2005	Closing Date: June 23, 2005		CUSIP Number:	78442F DN 5
				ISIN:	US78442FDN50
				Common Code:	022252208

Maturity Date:	June 15, 2010	Option to Extend Maturity:	☒ No ☐ Yes	Specified Currency:	New Zealand Dollars
If Yes, Final Maturity Date:

Redeemable at the option of the Company:	☒ No	Redemption Price:	Not Applicable.

	☐ Yes	Redemption Dates:	Not Applicable.

Repayment at the option of the Holder:	☒ No	Repayment Price:	Not Applicable.

	☐ Yes	Repayment Dates:	Not Applicable.

Applicable to Fixed Rate Notes Only:

Interest Rate:	6.50%.	Interest Payment Dates:	Each December 15th and June 15th during the term of the Notes, beginning December 15, 2005, subject to adjustment in accordance with the following business day convention.

Interest Accrual Method: Actual/Actual (ISMA)		Interest Periods:	From and including the Closing Date with respect to the first Interest Period or each December 15th and June 15th thereafter, as the case may be, to but excluding the next succeeding June 15th and December 15th, as the case may be, with no adjustment to period end dates for accrual purposes.

Obligations of SLM Corporation and its subsidiaries are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any of its subsidiaries is a government-sponsored enterprise or an instrumentality of the United States of America.

RBC Capital Markets	TD Securities

June 9, 2005

Day Count Convention:	Actual/Actual (ISMA) (as defined below).
Business Day:	A Business Day in New York, New York, London, England and Wellington, New Zealand.
Record Date:	The June 1 or December 1 immediately preceding the Interest Payment Date or Maturity Date, as applicable.
Form:	Book-entry.
Denominations:	NZ$5,000 minimum and multiples thereof.
Trustee and Paying Agent	JPMorgan Chase Bank, National Association, formerly known as JPMorgan Chase Bank and The Chase Manhattan Bank.
Agent:	We have agreed to sell to the agents named below and each of the agents has severally agreed to purchase from us, the respective principal amount of the Notes set forth opposite its name below:
	Agents	Principal Amount of Purchased Notes
	Royal Bank of Canada Europe Limited	NZ$150,000,000
	The Toronto-Dominion Bank	NZ$150,000,000
	Total	NZ$300,000,000
Issue Price:	99.604%.
Agent's Commission:	0.30%.
Net Proceeds:	NZ$297,912,000.
Concession:	N.A.
Reallowance:	N.A.
Governing Law:	New York law.

An affiliate of one of the Agents has entered into a swap transaction in connection with the Notes and may receive compensation for that transaction.

Investing in the Notes involves risks. See "Risk Factors" beginning on page 6 of this Pricing Supplement.

We are not, and the Agents are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. Before making an investment decision, you should consult your legal and investment advisors regarding any restrictions or concerns that may pertain to you and your particular jurisdiction. You may assume that the information appearing in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus, as well as the information we previously filed with the United States Securities and Exchange Commission, or the SEC, and incorporated by reference, is accurate in all material respects as of the date on the front cover of this Pricing Supplement only.

References in this Pricing Supplement to "NZ$" and "New Zealand dollars" are to lawful money of New Zealand and "$" and "U.S. dollars" are to lawful money of the United States of America. The inverse of the noon buying rate in New York, New York on June 9, 2005 for cable transfers in New Zealand dollars as certified for customs purposes by the Federal Reserve Bank of New York was NZ$1.00 = $0.7124.

Terms used but not defined in this Pricing Supplement will have the meanings set forth in the accompanying Prospectus Supplement and Prospectus.

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ADDITIONAL TERMS OF THE NOTES

Form and Legal Ownership of Notes.    The Notes will be issued in the form of one or more fully registered permanent global Notes held in the name of Cede & Co., as nominee of The Depository Trust Company, known as DTC, and will be recorded in a register held by The Bank of New York, as Registrar. Beneficial interests in the global Notes will be represented through book entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global Notes through any of DTC (in the United States) or Clearstream Banking, société anonyme, known as Clearstream, Luxembourg or Euroclear Bank S.A./N.V. as operator of the Euroclear System or any successor in that capacity, known as Euroclear (outside the United States) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests as indirect participants of DTC.

Except in limited circumstances, investors will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders thereof under the indenture.

Currency Conversions for U.S. Investors.    Initial purchasers are required to make payments in New Zealand dollars. The Agents are prepared, under certain terms and conditions, to arrange for the conversion of U.S. dollars into New Zealand dollars to enable United States investors to make payment in New Zealand dollars. Each conversion will be made by an Agent on such terms and subject to such conditions, limitations and charges as the Agent may from time to time establish in accordance with its regular foreign exchange practices, and subject to applicable United States laws and regulations. All costs of conversions will be borne by investors. See "Risk Factors Foreign Exchange Risks" below.

Principal and interest payments in respect of the Notes (including Notes in definitive form issued in exchange for the global Notes) are payable in New Zealand dollars. However, owners of beneficial interests in a global Note held through DTC will receive payments in U.S. dollars unless they elect, through DTC and its participants, to receive payments in New Zealand dollars as set forth below. Payments of principal and interest with respect to beneficial interests in a global Note held through DTC will be converted into U.S. dollars by the Paying Agent, acting in its capacity as exchange rate agent, and paid to Cede & Co. for payment to U.S. Investors. All costs of such conversion will be borne by investors receiving U.S. dollars by deduction from such payments. The U.S. dollar amount of any payment in respect of principal or interest received by an investor not electing payment in New Zealand dollars will be based on the Paying Agent's, acting in its capacity as exchange rate agent, bid quotation, at or prior to 11:00 a.m., New York City time, on the second New York Business Day preceding the applicable payment date, for the purchase of U.S. dollars with New Zealand dollars for settlement on such payment date of the aggregate amount of New Zealand dollars payable to all investors receiving U.S. dollar payments. If such bid quotation is not available, payment of the aggregate amount due to those investors on the payment date will be made in New Zealand dollars.

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An investor may elect to receive payment in respect of the principal of or interest on a global Note in New Zealand dollars by notifying the DTC participant through which its beneficial interest in a global Note is held on or prior to the applicable record date (in the case of an interest payment) or at least fifteen days prior to maturity (in the case of a principal payment) of (i) the investor's election to receive all or a portion of such payment in New Zealand dollars and (ii) wire transfer instructions to a New Zealand dollar account with respect to any payment to be made in New Zealand dollars. The DTC participant must notify DTC of such election and wire transfer instructions on or prior to the third New York Business Day after such record date for any payment of interest and on or prior to the twelfth day prior to the payment of principal. DTC will notify the Paying Agent, acting in its capacity as exchange rate agent, of such election and wire transfer instructions on or prior to the fifth New York business day after such record date for any payment of interest and on or prior to the tenth day prior to the payment of principal. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC and by DTC to the Paying Agent, acting in its capacity as exchange rate agent on or prior to such dates, the investor will receive payment in New Zealand dollars outside of DTC; otherwise only U.S. dollar payments will be made by the Paying Agent, acting in its capacity as exchange rate agent.

Investors will be subject to foreign exchange risks as to payments in respect of principal and interest that may have important economic and tax consequences to them. For further information as to such consequences, see "Risk FactorsForeign Exchange Risks" and "Additional United States Federal Income Tax Considerations" below.

The above description of foreign currency risk does not describe all the risks of an investment in securities denominated in a currency other than the home currency (as defined below). Prospective investors should consult their own financial and legal advisors as to the risks involved in an investment in the Notes.

Global Clearance and Settlement Procedures.    Links have been established among DTC, Clearstream, Luxembourg and Euroclear to facilitate the initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. DTC will be linked indirectly to Clearstream, Luxembourg and Euroclear through the DTC accounts of their respective depositaries in the United States.

Initial settlement for the Notes will be made in immediately available New Zealand dollar funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between Clearstream, Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

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Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg Participants or Euroclear Participants, on the other, will be affected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary. However, such crossmarket transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg Participants and Euroclear Participants may not deliver instructions directly to the respective U.S. depositaries. Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and will be dated the business day following the DTC settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg Participants or Euroclear Participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream, Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be generally available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Actual/Actual (ISMA).    Actual/Actual (ISMA) is a calculation in accordance with the definition of "Actual/Actual" adopted by the International Securities Market Association, which means that interest is calculated on the following basis:

  •
  where the number of days in the relevant accrual period is equal to or shorter than the determination period during which such accrual period ends, the number of days in such accrual period divided by the product of (A) the number of days in such determination period and (B) the number of distribution dates that would occur in one calendar year; or

  •
  where the accrual period is longer than the determination period during which the accrual period ends, the sum of:

  (1)
  the number of days in such accrual period falling in the determination period in which the accrual period begins divided by the product of (x) the number of days in such determination period and (y) the number of distribution dates that would occur in one calendar year; and

  (2)
  the number of days in such accrual period falling in the next determination period divided by the product of (x) the number of days in such determination period and (y) the number of distribution dates that would occur in one calendar year;

where "determination period" means the period from and including one calculation date to but excluding the next calculation date and "calculation date" means, in each year, each of those days in the calendar year that are specified herein as being the scheduled payment dates.

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RISK FACTORS

The Notes are subject to special considerations. An investment in notes denominated in New Zealand dollars entails significant risks that are not associated with similar investments in the investor's home currency (as defined below). Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in notes denominated in New Zealand dollars and the suitability of the Notes in light of their particular circumstances.

FOREIGN EXCHANGE RISKS	An investment in Notes which are denominated in, and all payments in respect of which are to be made in, a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities (the "home currency") entails significant risks that are not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the New Zealand dollar and the possibility of the imposition or modification of foreign exchange controls with respect to the New Zealand dollar. Such risks generally depend on economic and political events over which we have no control. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the Notes.

Depreciation of the New Zealand dollar against the relevant home currency could result in a decrease in the effective yield of the Notes below their coupon rate and, in certain circumstances, could result in a loss to you on a home currency basis.

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ADDITIONAL UNITED STATES FEDERAL
INCOME TAX CONSIDERATIONS

The following summary discusses U.S. federal income and estate tax consequences of the purchase, beneficial ownership and disposition of the Notes. This summary applies only to those holders who hold the Notes as capital assets and purchase the Notes at their "issue price" (generally, 99.604% of the principal amount) on the issue date in connection with this offering.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

  •
  banks, thrifts, or other financial institutions;

  •
  insurance companies;

  •
  securities dealers or brokers, or traders in securities electing mark-to-market treatment;

  •
  regulated investment companies or real estate investment trusts;

  •
  small business investment companies;

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  S corporations;

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  partnerships or other entities treated as partnerships for U.S. federal tax purposes;

  •
  U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

  •
  persons holding Notes as part of a "straddle," "hedge," "synthetic security" or "conversion transaction" for U.S. federal income tax purposes, or as part of some other integrated investment;

  •
  certain former citizens or residents of the United States;

  •
  persons subject to the alternative minimum tax;

  •
  retirement plans or other tax-exempt entities, or persons holding Notes in tax-deferred or tax-advantaged accounts; or

  •
  "controlled foreign corporations" or "passive foreign investment companies" for U.S. federal income tax purposes.

This summary also does not address:

  •
  the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder; or

  •
  any state, local or foreign tax consequences of the purchase, ownership or disposition of Notes.

This discussion is based on interpretations of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations issued thereunder, and rulings, decisions and administrative pronouncements currently in effect (or in some cases proposed), all of which are subject to change or differing interpretations. Any such change or differing interpretation may be applied retroactively and may adversely affect the U.S. federal income or estate tax consequences described herein.

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Persons considering the purchase of Notes are urged to consult their tax advisers with regard to the application of the U.S. federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

U.S. Federal Income Tax Consequences to U.S. Holders

For purposes of this summary, the term "U.S. holder" means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons, as defined under the Code, have authority to control all of its substantial decisions.

Interest on Notes

If you use the cash method of accounting, you will be required to include in income the U.S. dollar value of the amount of New Zealand dollars received, determined by translating the New Zealand dollars received at the "spot rate" for the New Zealand dollars on the date the payment is received regardless of whether the payment is in fact converted into U.S. dollars. You will not recognize foreign currency exchange gain or loss with respect to the receipt of the New Zealand dollar payment.

If you use the accrual method of accounting, you may determine the amount of income recognized with respect to interest in accordance with either of two methods. Under the first method, you will be required to include in income for each taxable year the U.S. dollar value of the New Zealand dollar amount of interest that has accrued during the year, determined by translating the interest at the average rate of exchange for the period or periods during which the interest accrued. Under the second method, you may elect to translate interest income at the spot rate on:

  •
  the last day of the accrual period,

  •
  the last day of the taxable year if the accrual period straddles your taxable year, or

  •
  on the date the interest payment is received if the date is within five days of the end of the accrual period.

Upon receipt of an interest payment on the Note (including, upon the sale of the Note, the receipt of proceeds which include amounts attributable to accrued interest previously included in income), you will recognize ordinary income or loss in an amount equal to the difference between the U.S. dollar value of the New Zealand dollars received (determined by translating the New Zealand dollars received at the spot rate for the New Zealand dollars on the date the payment is received) and the U.S. dollar value of the New Zealand dollar interest income you previously included in income with respect to the payment.

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If you receive interest in the form of U.S. dollars, you will be treated as receiving the amount of interest in New Zealand dollars that you would have received had you received interest in New Zealand dollars and then as selling the New Zealand dollars for the amount of U.S. dollars received. You will recognize ordinary foreign currency exchange gain or loss in an amount equal to the difference between the U.S. dollar value of the New Zealand dollars you are treated as receiving (determined by translating the New Zealand dollars at the spot rate for the New Zealand dollars on the date the payment is received) and the U.S. dollars actually received.

Sale, Exchange and Retirement of Notes

Your tax basis in a Note will, in general, be the U.S. dollar value of the New Zealand dollar amount paid for the Note determined at the time of your purchase. If you purchase the Note with previously owned New Zealand dollars, you will recognize ordinary foreign currency exchange gain or loss at the time of the purchase attributable to the difference at the time of purchase, if any, between your tax basis in the New Zealand dollars and the cost of the Note in U.S. dollars (determined by translating the New Zealand dollars paid for the Note at the spot rate for the New Zealand dollars on the date of the payment). The gain or loss will be ordinary foreign currency exchange gain or loss.

Upon the sale, exchange, retirement or other disposition of a Note, you will recognize gain or loss equal to the difference between the U.S. dollar value of the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued stated interest that you did not previously include in income, which will be taxable as ordinary interest income) and your adjusted tax basis in the Note. If you receive New Zealand dollars for the Note, the U.S. dollar value of the New Zealand dollars will be determined by translating the New Zealand dollars at the spot rate for the New Zealand dollars on the date of the payment. Except with respect to gain or loss attributable to changes in exchange rates as discussed below, that gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

You will recognize foreign currency exchange gain or loss, instead of capital gain, with respect to gain or loss attributable to the movement in exchange rates between the time of purchase and the time of sale, exchange, retirement or other disposition of a Note. This gain or loss will equal the difference between (i) the principal amount of the Note translated into U.S. dollars at the spot rate on the date of disposition and (ii) your tax basis in the Note. The gain or loss will be treated as ordinary gain or loss. The realization of the gain or loss will be limited to the amount of overall gain or loss realized on the disposition of a Note.

Your tax basis in New Zealand dollars received as interest on, or on the sale, exchange, retirement or other disposition of, a Note will be the U.S. dollar value thereof (determined by translating the New Zealand dollars received at the spot rate for the New Zealand dollars on the date the payment is received). Any gain or loss recognized by you on a sale, exchange or other disposition of New Zealand dollars will be ordinary foreign currency exchange gain or loss and will not be treated as interest income or expense, except to the extent provided in U.S. Treasury regulations or administrative pronouncements of the Internal Revenue Service (the "IRS").

If you receive U.S. dollars upon a redemption of your Note, you will be treated as receiving the amount of New Zealand dollars that you would have received had you received the redemption payment in New Zealand dollars and then as selling the New Zealand dollars for the amount of U.S. dollars received. You will recognize ordinary foreign currency exchange gain or loss in an amount equal to the difference between the U.S. dollar value of the New Zealand dollars you are treated as receiving (determined by translating the New Zealand dollars at the spot rate for the New Zealand dollars on the date the payment is received) and the U.S. dollars actually received.

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If the Notes are traded on an established securities market, there is a special rule for purchases and sales of those Notes by a cash basis taxpayer. Under this special rule, any New Zealand dollars paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no exchange gain or loss will result from currency fluctuations between the trade date and the settlement of the purchase or sale. An accrual basis taxpayer may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of Notes traded on an established securities market, provided the election is applied consistently. The election cannot be changed without the consent of the IRS.

Disclosure Requirements for U.S. Holders Recognizing Significant Losses or Experiencing Significant Book-Tax Differences

A U.S. holder that claims significant losses in respect of a Note (generally (i) $10 million or more in a taxable year or $20 million or more in any combination of taxable years for corporations or partnerships all of whose partners are corporations, (ii) $2 million or more in a taxable year or $4 million or more in any combination of taxable years for all other taxpayers, or (iii) $50,000 or more in a taxable year of an individual or trust for foreign currency exchange losses) or reports any item or items of income, gain, expense, or loss in respect of a Note for tax purposes in an amount that differs from the amount reported for book purposes by more than $10 million on a gross basis in any taxable year may be subject to certain disclosure requirements for "reportable transactions." Prospective investors should consult their tax advisors concerning any possible disclosure obligation with respect to the Notes.

U.S. Federal Tax Consequences to Non-U.S. Holders

As used herein, the term "non-U.S. holder" means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

  •
  a nonresident alien individual;

  •
  a foreign corporation;

  •
  an estate whose income is not subject to U.S. federal income tax on a net income basis; or

  •
  a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States persons, as defined under the Code, have the authority to control all of its substantial decisions.

Under present U.S. federal tax law, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on interest and principal payments on a note if:

  •
  the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

  •
  the holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us through actual or constructive stock ownership;

  •
  the holder is not a bank receiving interest described in Code Section 881(c)(3)(A);

  •
  the interest is not contingent interest under Code Section 871(h)(4)(A);

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  •
  the interest is not effectively connected to a U.S. trade or business (or in the case of a treaty resident, is not attributable to a permanent establishment in the United States); and

  •
  either: the beneficial owner of the note provides to us or to our paying agent an appropriate statement on IRS Form W-8BEN together with all appropriate attachments, certifying that it is not a U.S. holder and providing its name and address; or, if a financial institution holds the note on behalf of the beneficial owner, the financial institution certifies to us that the statement has been received from the beneficial owner or another intermediary and furnishes a copy of the certification to us or our paying agent.

To the extent these conditions are not met, a 30% withholding tax will apply to interest income on the notes, unless an income tax treaty reduces or eliminates the tax or the interest is effectively connected with the conduct of a U.S. trade or business, or in the case of a treaty resident is attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States and the non-U.S. holder provides an IRS Form W-8ECI to that effect. In the latter case, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to all income from the notes in the same manner as U.S. holders, as described above. Additionally, in that case, non-U.S. holders that are corporations could be subject to a branch profits tax on such income.

Sale, Exchange and Retirement of Notes.

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on any amount which constitutes capital gain upon the sale, exchange, retirement or other disposition of a note unless:

  •
  the holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met; or

  •
  the gain is effectively connected with the conduct of a U.S. trade or business, or in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

Treatment of Notes for U.S. Federal Estate Tax Purposes.

A Note will not be subject to U.S. federal estate tax so long as the non-U.S. holder is not at the time of death a "10% shareholder" of our stock (as specifically defined for U.S. federal income tax purposes) and payments of interest on the Note would not have been considered effectively connected with the conduct of a U.S. trade or business.

U.S. Information Reporting Requirements and Backup Withholding Tax

Information reporting will apply to certain payments on a Note and proceeds of the sale of a Note held by a U.S. holder that is not an exempt recipient (such as a corporation).

Backup withholding may apply to payments made to a U.S. holder if (a) the U.S. holder has failed to provide its correct taxpayer identification number on IRS Form W-9, (b) we have been notified by the IRS of an underreporting by the U.S. holder (underreporting generally refers to a determination by the IRS that a payee has failed to include in income on its tax return any reportable dividend and interest payments required to be shown on a tax return for a taxable year) or (c) we have been notified by the IRS that the tax identification number provided to the IRS on an information return does not match IRS records or that the number was not on the information return.

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Backup withholding will not be required with respect to non-U.S. holders, so long as we have received from the non-U.S. holder a correct and complete IRS Form W-8BEN or Form W-8IMY, or applicable successor form, with all of the attachments required by the IRS, signed under penalty of perjury, identifying the non-U.S. holder and stating that the non-U.S. holder is not a United States person, as defined under the Code. In addition, IRS Form W-8BEN will be required from the beneficial owners of interests in a non-U.S. holder that is treated as a partnership for U.S. federal income tax purposes. Interest paid to a non-U.S. holder will be reported on IRS Form 1042-S, which is filed with the IRS and sent to non-U.S. holders.

Information reporting and backup withholding may apply to the proceeds of a sale of a Note by a non-U.S. holder made within the United States or conducted through certain U.S. related financial intermediaries, unless the payor receives the statement described above.

Backup withholding is not an additional tax and may be refunded (or credited against your U.S. federal income tax liability, if any), provided, that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required. For non-U.S. holders, copies of the information returns reporting such interest and withholding also may be made available to the tax authorities in the country in which a non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN THE NOTES. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH AN INVESTMENT IN LIGHT OF SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

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UNDERWRITING

Subject to the terms and conditions set forth in the Terms and Dealer Appointment Agreement, dated June 9, 2005 (the "Terms Agreement"), the Agents named below have agreed to purchase, and we have agreed to sell to the Agents, the principal amount of Notes set forth below.

Agents	Principal Amount of Purchased Notes
Royal Bank of Canada Europe Limited	NZ$150,000,000
The Toronto-Dominion Bank	NZ$150,000,000

Total	NZ$300,000,000

Under the terms and conditions of the Terms Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken.

The Agents propose to offer the Notes directly to the public at the initial offering price set forth on the cover page of this Pricing Supplement. After the Notes are released for sale to the public, the offering price terms may be changed.

The Notes are offered for sale in the United States, Canada, and those jurisdictions in Europe and Asia where it is legal to make such offers.

The Agents have agreed that they will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Pricing Supplement or accompanying Prospectus Supplement and Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will, to the best of their knowledge and belief, after reasonable investigation, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on us except as set forth in the Terms Agreement.

Each Agent, on behalf of itself and each of its affiliates that participates in the initial distribution of the Notes, severally represents, warrants and agrees to and with us, that such Agent and its affiliates (i) have not offered or sold, and will not offer or sell, directly or indirectly, any Notes and (ii) have not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of the Notes, in each case in New Zealand other than (iii) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money or who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public or (iv) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modifications or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

The offer of Notes made in this Pricing Supplement and accompanying Prospectus Supplement and Prospectus is not available to, and cannot be accepted by, any person resident in New Zealand unless that person is a person whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invests money.

The Agents have also agreed that they have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by them in relation to the Notes in, from or otherwise involving the United Kingdom as set forth under "Offering Restrictions" in the accompanying Prospectus Supplement.

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The Agents have further acknowledged and agreed that the Notes have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the Agents may offer the Notes in Japan to a list of 49 offerees in accordance with the above provisions.

In addition, the Agents have agreed that no offer to sell the Notes, directly or indirectly, has been or will be made in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and unless permitted to do so under the securities laws of Hong Kong, they have not issued or had in their possession for the purposes of issue, and will not issue or have in their possession for the purposes of issue, directly or indirectly, any invitation, document or advertisement relating to the Notes other than with respect to Notes intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or agent.

Purchasers may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth above.

We have been advised by the Agents that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of, or the trading markets for, the Notes.

In connection with the sale of the Notes, the Royal Bank of Canada Europe Limited ("RBC") or one or more of its affiliates may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, RBC may over-allot the offering, creating a short position. In addition, RBC may bid for and purchase Notes in the open market to cover short positions. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. RBC is not required to engage in these activities and may end any of these activities at any time.

We have agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended. We estimate that we will pay approximately $75,000 for expenses associated with the offering of the Notes. The Agents have agreed to reimburse us for certain expenses of the offering of the Notes.

In the course of their respective businesses, the Agents and their respective affiliates have engaged in and may in the future engage in investment banking and other transactions with us.

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